UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.

(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park

Rosh Ha’ayin, Israel

+ 972 (3) 900-8700

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Enlight Renewable Energy Ltd. Considers NIS 550m Unsecured Notes Offering in Israel

By Way of an Expansion of its Existing Series G Notes

Tel Aviv, Israel, May 11, 2026, Enlight Renewable Energy Ltd. (NASDAQ: ENLT, TASE: ENLT) (the “Company”) is considering, and the Board of Directors of the Company has authorized management to prepare for, a notes offering in Israel, by way of an expansion of its existing 5% unsecured series G notes, which are listed on the Tel Aviv Stock Exchange (the “Notes” and the “Offering”, respectively). The Notes, if offered, will be offered under the Company’s shelf prospectus dated August 28, 2024 (the “Shelf Prospectus”), exclusively to Israeli investors, and will be listed on the Tel Aviv Stock Exchange. The Company will publish a shelf offering report pursuant to the Israeli Securities Law, 1968, and the regulations promulgated thereunder.

The Company intends to use the net proceeds from the offering for debt refinancing through the redemption of bonds (Series F) and investments in its large-scale portfolio in the United States, Europe, and MENA. The Notes mature on September 1, 2033.

The scope of the Offering under consideration is approximately NIS 550 million face value of Notes, and is subject to changes according to the discretion of the board of directors.

The execution, timing, terms and amount to be raised in the contemplated Offering have not been finally determined and are subject to further approvals of the Company’s Board of Directors and the Tel Aviv Stock Exchange. There is no assurance that the Offering will be completed or that any Notes will be offered at all, or on what terms.

Any securities, if offered, will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation S promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act. Any offering of securities pursuant to the Shelf Prospectus and any shelf offering report, if made, will be made only in Israel. This report shall not constitute a solicitation or an offer to buy any securities of the Company.

Special Note Regarding Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this report on Form 6-K other than statements of historical fact, including, without limitation, statements regarding the Company’s expectations relating to projects, their financing, operational timeline, as well as estimated revenues and EBITDA, statements regarding the Offering, including the consideration of expanding the existing series of Notes and expectations about use of proceeds, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: uncertainties related to market conditions and completion of the Offering on the anticipated terms or at all; the timing of construction of any project; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; our ability to obtain tax benefits and credits in the U.S. or other jurisdictions; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this Form 6-K. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.

Date: May 11, 2026	By:	/s/ Lisa Haimovitz
Lisa Haimovitz
VP General Counsel

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